Exhibit (a)(5)(B)

 Case 1:17-cv-04125 Document 1 Filed 06/02/17 Page 1 of 17

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

JARED ALI, individually and on behalf of all others similarly situated,	)
)
)
Plaintiff,	)
	)	CIVIL ACTION NO. ___________
v.	)
	)	CLASS ACTION COMPLAINT
KATE SPADE & CO., NANCY J. KARCH,	)	FOR VIOLATION OF
LAWRENCE S. BENJAMIN, RAUL J.	)	FEDERAL SECURITIES LAWS
FERNANDEZ, CARSTEN FISCHER,	)
KENNETH B. GILMAN, KENNETH P.	)
KOPELMAN, CRAIG A. LEAVITT,	)
DEBORAH LLOYD, DOUGLAS MACK,	)
JAN SINGER, and DOREEN A. TOBEN	)
)

Defendants.

Plaintiff Jared Ali (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE AND SUMMARY OF THE ACTION

1.             Plaintiff brings this class action on behalf of the public stockholders of Kate Spade & Co. (“Kate Spade” or the “Company”) against the members of Kate Spade’s Board of Directors collectively, the “Board” or the “Individual Defendants,” as further defined below) for violations of Section 14(d)(4), and Rule 14D-9 promulgated thereunder by the U.S. Securities and Exchange Commission (the “SEC”), and Sections 14(e) and 20(a). Specifically, Defendants solicit the tendering of stockholder shares in connection with the sale of the Company to Coach, Inc. (“Parent”) through Parent’s wholly-owned subsidiary, Chelsea Merger Sub, Inc. (“Merger Sub,” and together with Parent, “Coach”) through a recommendation statement that omits material facts necessary to make the statements therein not false or misleading.  Stockholders need this material information to decide whether to tender their shares or pursue their appraisal rights.

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2.             On May 8, 2017, the Company announced that it had entered into a definitive agreement (the “Merger Agreement”), by which Coach would commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Kate Spade common stock for $18.50 per share in cash (the “Merger Consideration”).  The Tender Offer, commenced on May 26, 2017, is set to expire at 11:59 P.M. New York City Time on June 23, 2017.  The Proposed Transaction is valued at approximately $2.4 billion.

3.             In connection with the commencement of the Tender Offer, on May 26, 2017, the Company filed a Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC.  The Recommendation Statement is materially deficient and misleading because, inter alia, it fails to disclose material information about the background of the merger. Without all material information, Kate Spade stockholders cannot make an informed decision regarding the exchange of their shares in the Tender Offer.  The failure to adequately disclose such material information constitutes a violation of §§ 14(d)(4), 14(e) and 20(a) of the Exchange Act as stockholders need such information in order to make a fully-informed decision regarding tendering their shares in connection with the Proposed Transaction .

4.             For these reasons and as set forth in detail herein, the Individual Defendants have violated federal securities laws.  Accordingly, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of these laws.  Judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s stockholders.

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JURISDICTION AND VENUE

5.             This Court has subject matter jurisdiction under 28 U.S.C. § 1331 (federal question jurisdiction) and Section 27 of the Exchange Act (15 U.S.C. § 78aa) because Plaintiff alleges violations of Sections 14(d), 14(e), and 20(a) of the Exchange Act and SEC Rule 14d-9.

6.             Personal jurisdiction exists over each defendant either because the defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over defendant by this Court permissible under traditional notions of fair play and substantial justice.

7.             Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because: (i) the conduct at issue took place and had an effect in this District; (ii) Kate Spade maintains its primary place of business in this District; (iii) a substantial portion of the transactions and wrongs complained of herein, including Defendants’ primary participation in the wrongful acts detailed herein, occurred in this District; and (iv) Defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

PARTIES AND RELEVANT NON-PARTIES

8.             Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Kate Spade.

9.             Kate Spade is a corporation organized and existing under the laws of the State of Delaware.  It maintains principal executive offices at 2 Park Avenue, New York, New York, 10016.

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10.           Defendant Nancy J. Karch (“Karch”) has served as a director of the Company since 2000 and was elected Chairman of the Board in May 2013.

11.           Defendant Lawrence S. Benjamin (“Benjamin”) has served as a director of the Company since January 2011.

12.           Defendant Raul J. Fernandez (“Fernandez”) has served as a director of the Company since 2000.

13.           Defendant Carsten Fischer (“Fischer”) has served as a director of the Company since July 2016.

14.           Defendant Kenneth B. Gilman (“Gilman”) has served as a director of the Company since February 2008.

15.           Defendant Kenneth P. Kopelman (“Kopelman”) has served as a director of the Company since 1996.

16.           Defendant Craig A. Leavitt (“Leavitt”) has served as a director of the Company since February 2014 and has served as Chief Executive Officer of the Company in 2010.

17.           Defendant Deborah Lloyd (“Lloyd”) has served as a director of the Company since February 2014 and is the Company’s Chief Creative Officer.

18.           Defendant Douglas Mack (“Mack”) has served as a director of the Company since June 2014.

19.           Defendant Jan Singer (“Singer”) has served as a director of the Company since May 2015.

20.           Defendant Doreen A. Toben (“Toben”) has served as a director of the Company since 2009.

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21.           Defendants referenced in ¶¶ 10 through 20 are collectively referred to as Individual Defendants and/or the Board.

22.           Relevant non-party Coach is a corporation organized and existing under the laws of the State of Maryland.  Coach maintains its principal executive offices at 10 Hudson Yards, New York, New York, 10001.

23.           Relevant non-party Merger Sub is a Delaware corporation and wholly owned subsidiary of Coach that was created for the purposes of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

24.           Plaintiff brings this action as a class action on behalf of all persons and/or entities that own Kate Spade common stock (the “Class”).  Excluded from the Class are Defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

25.           The Class is so numerous that joinder of all members is impracticable.  While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class.  The Recommendation Statement states that, as of May 22, 2017, there were 128,623,421 shares of common stock outstanding.  All members of the Class may be identified from records maintained by Kate Spade or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

26.           Questions of law and fact are common to the Class, including (i) whether Defendants solicited stockholder approval of the Proposed Transaction through a materially false or misleading Recommendation Statement in violation of federal securities laws; (ii) whether Plaintiff and other Class members will suffer irreparable harm if securities laws violations are not remedied before the vote on the Proposed Transaction; and (iii) whether the Class entitled is to injunctive relief as a result of Defendants’ wrongful conduct.

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27.           Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained damages as a result of Defendants’ wrongful conduct as alleged herein.

28.           Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent.

29.           A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background

30.           Kate Spade is a clothing and lifestyle company, operating principally under two global brands, kate spade new york and Jack Spade New York. Founded in 1993, the Company has more than 140 retail shops and outlet stores across the United States and more than 175 shops internationally.  The Company also sells its products through third-party retailers.

The Sale Process

31.           Coach expressed interest in acquiring the Company in February 2016.  Defendant Leavitt and the Company’s Chief Operating Officer George Carrara held a meeting with Victor Luis on February 1, 2016 to discuss a potential combination.  Coach delivered a preliminary indication of interest to acquire the Company on February 16, 2016 for a price of $22.00 per share. As of February 16, 2016, the Company’s stock closed at $16.73.  Defendants Leavitt and Karch determined that this price was not sufficient for the Company to engage in negotiations.

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32.           During a special meeting of the Board on February 26, 2016, the Board authorized the Company to engage Perella Weinberg Partners LP (“Perella Weinberg”) as the Company’s financial advisor in evaluating acquisition proposals. After negotiation, the Company formally engaged Perella Weinberg on March 22, 2016.

33.           Discussions did not progress further with Coach for the next several months.

34.           On November 14, 2016, Caerus Investors (“Caerus”), a large stockholder of the Company released a public letter to the Board urging a sale of the Company.

35.           Following discussions of the Board on November 29, 2016 and December 2, 2016, fifteen potential counterparties were identified and Perella Weinberg was instructed to begin contacting these counterparties regarding a potential transaction.

36.           On December 28, 2016, media outlets reported that the Company was exploring a sale.

37.           The Company entered into a confidentiality agreement with Coach on January 7, 2017.  This confidentiality agreement contained a standstill provision that permitted private proposals to the Board.

38.           On  January 17,  2017  and  January 26,  2017,  the  Company  entered  into confidentiality agreements with Party A and Party B. The Recommendation Statement does not disclose whether these confidentiality agreements contained standstill provisions, and if so, whether they also contained “don’t-ask-don’t-waive provisions.”

39.           Party B informed Perella Weinberg on February 3, 2017 that it would not be submitting a bid for the Company.

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40.           On February 13, 2017, Coach submitted a non-binding indication of interest at a price range of $18.00 to $22.00 per share.  The same day, Party A submitted a non-binding indication of interest in a cash transaction at a price range of $20.00 to $22.00 per share.

41.           The Board met to review the ongoing strategic process on February 15, 2017.  After discussion, the Board directed Perella Weinberg to inform Party A and Coach that they would be invited to continue in the process.  Perella Weinberg provided the two parties with bid instruction letters on February 27, 2017, with submission deadlines for bids on March 27, 2017.

42.           On March 8, 2017, Party A informed Perella Weinberg that it would not be submitting a bid to acquire the Company.

43.           On March 21, 2017, Coach informed representatives of the Company that it would not be submitting a formal bid for the Company by March 27, 2017, but expressed an interest in continuing discussions.

44.           After continued discussions, Coach submitted a non-binding proposal for $18.00 per share on April 29, 2017. After further negotiation, Coach submitted a revised proposal for $18.50 per share on May 2, 2017.

45.           On May 7, 2017, the Board held a meeting to discuss the final terms of the Merger Agreement. After Perella Weinberg presented its fairness opinion and analysis, the Board unanimously authorized the execution of the Merger Agreement.

46.           Following the meeting, the Company and Coach executed the Merger Agreement and other transaction documents.

47.           The next morning, on May 8, 2017, the Company and Coach then issued a press release, reading in relevant part:

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NEW YORK--(BUSINESS WIRE)--May 8, 2017-- Coach, Inc. (NYSE:COH) (SEHK:6388), a leading New York design house of modern luxury accessories and lifestyle brands, today announced it has signed a definitive agreement to acquire Kate Spade & Company (NYSE:KATE). Under the terms of the transaction Kate Spade shareholders will receive $18.50 per share in cash for a total transaction value of $2.4 billion. The transaction represents a 27.5% percent premium to the unaffected closing price of Kate Spade's shares as of December 27, 2016, the last trading day prior to media speculation of a transaction. The transaction has been unanimously approved by the Boards of Directors of Kate Spade & Company and Coach, Inc.

* * *

Victor Luis, Chief Executive Officer of Coach, Inc. said, “Kate Spade has a truly  unique  and  differentiated  brand  positioning  with  a  broad  lifestyle assortment and strong awareness among consumers, especially snake people. Through this acquisition, we will create the first New York-based house of modern luxury lifestyle brands, defined by authentic, distinctive products and fashion innovation. In addition, we believe Coach's extensive experience in opening and operating specialty retail stores globally, and brand building in international markets, can unlock Kate Spade's largely untapped global growth potential. We are confident that this combination will strengthen our overall platform and provide an additional vehicle for driving long-term, sustainable growth.”

Craig A. Leavitt, Chief Executive Officer of Kate Spade & Company, said, “Following a thorough review of strategic alternatives, reaching an agreement to join Coach's portfolio of global brands will maximize value for our shareholders and positions Kate Spade for long-term success as we continue our evolution into a powerful, global, multi-channel lifestyle brand. We look forward to working with Coach's leadership team to leverage their expertise across the business as we continue to innovate and build long-term loyalty with consumers and expand across our product category and geographic axes of growth.”

Kevin   Wills,   Coach's   Chief   Financial   Officer   added,          “Due   to   the complementary nature of our respective businesses, we believe that we can realize a run rate of approximately $50 million in synergies within three years of the deal closing. These cost synergies will be realized through operational efficiencies, improved scale and inventory management, and the optimization of Kate Spade's supply chain network. At the same time, to ensure the long-term viability and health of the Kate Spade brand, and similar to the steps Coach has itself taken over the last three years, we plan to reduce sales in Kate Spade's wholesale disposition and online flash sales channels. Therefore, the reduction in profitability from the pullback in these channels will be offset by the realization of these substantial synergies. As a result, we expect that the acquisition will be accretive in fiscal 2018 on a non-GAAP basis, and will reach double-digit accretion by fiscal 2019, also on a non-GAAP basis.”

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Mr. Luis concluded, “The acquisition of Kate Spade is an important step in Coach's  evolution  as  a  customer-focused,  multi-brand  organization.  The combination enhances our position in the attractive global premium handbag and accessories, footwear and outerwear categories, bringing product, brand positioning and customer diversification to the portfolio, and establishing scale in key functions with the resources to invest in talent and innovation. In addition, we believe the Kate Spade brand will benefit from our best-in-class supply chain and strong corporate infrastructure.”

Strategic Rationale

The combination of Coach, Inc. and Kate Spade & Company will create a leading luxury lifestyle company with a more diverse multi-brand portfolio supported by significant expertise in handbag design, merchandising, supply chain and retail operations as well as solid financial acumen. Coach's history and heritage, multi-channel, international distribution model, and seasoned leadership team uniquely position it to drive long-term sustainable growth for Kate Spade. Coach is focused on preserving Kate Spade's brand independence as well as retaining key talent, ensuring a smooth transition to Coach, Inc.'s ownership.

Transaction Details

The transaction is not subject to a financing condition. Coach has secured committed bridge financing from BofA Merrill Lynch. The $2.4 billion purchase price is expected to be funded by a combination of senior notes, bank term loans and approximately $1.2 billion of excess Coach cash, a portion of which will be used to repay an expected $800 million 6-month term loan. The transaction is expected to close in the third quarter of calendar 2017, subject to customary closing conditions, including the tender of a majority of the outstanding Kate Spade & Company shares pursuant to the offer and receipt of required regulatory approvals.

The Materially Misleading and Incomplete Recommendation Statement

48.           Defendants have failed to provide stockholders with material information necessary for an informed vote on the Proposed Transaction.  The Recommendation Statement, which recommends that the Company’s stockholders tender their shares in the Proposed Transaction, misrepresents and/or omits material information in violation of Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act.

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Standstill Provisions

49.           The  Recommendation  Statement  discloses  that  the  Company  entered  into confidentiality agreements with Party A and Party B, as well as Coach during its search for strategic partners.  However, the Recommendation Statement is materially misleading because it discloses the standstill provision and terms of the agreement with Coach, but fails to state whether the confidentiality agreements with Party A and Party B contained standstill provisions or contained don’t-ask-don’t-waive provisions or other terms that would contractually forbid the counterparties from coming forward with a superior offer, or “topping bid,” to the Proposed Transaction.

50.           The disclosure of these agreements is particularly important in a transaction like this, where the Company has agreed in the Merger Agreement that it “shall seek to enforce any preexisting explicit or implicit confidentiality or standstill provisions or similar agreements with any Person or group of Persons.”  Indeed, this provision in the Merger Agreement also strongly suggests that restrictive standstill terms are currently in place, and currently operating to contractually forbid the counterparties from making topping bids.

51.           The omission of this information materially misleads Kate Spade stockholders as to the ability of other parties to come forward with superior offers.

Potential Management Conflicts of Interest

52.           The Recommendation Statement discloses that the Company’s senior management negotiated their own retention agreements, and that retention of key individuals was a requirement of the deal terms put forward by Coach.

53.           However, the Recommendation Statement omits any information regarding the first instance of retention-related communications. By omitting this information, the Recommendation Statement materially misleads Kate Spade stockholders as to management’s interests throughout the strategic process in encouraging a bid from Coach at the expense of negotiations with Party A, Party B, or any other potential strategic counterparty.

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54.           Without the material information described above, stockholders cannot make an informed decision whether or not to tender their shares in favor of the Proposed Transaction or seek appraisal for their shares, and have been harmed thereby. These omissions materially mislead Kate Spade stockholders as to the as to the accuracy and value of the Recommendation Statement’s other disclosures.

55.           Defendants failure to provide Kate Spade’s stockholders with the foregoing material information constitutes a violation of Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder.  The Individual Defendants were aware of their duty to disclose this information.  The material information described above that was omitted from the Recommendation Statement takes on actual significance in the minds of Kate Spade’s stockholders in reaching their decision whether to vote in favor of the Proposed Transaction.  Absent disclosure of this material information prior to the vote on the Proposed Transaction, Plaintiff and the other members of the Class will be unable to make an informed decision about whether to vote in favor of the Proposed Transaction and are thus threatened with irreparable harm for which damages are not an adequate remedy.

CLAIMS FOR RELIEF

COUNT I
Claims Against All Defendants for Violations of § 14(e) of the
Securities Exchange Act of 1934

56.           Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

57.           Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading…” 15 U.S.C. § 78n(e).

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58.           As discussed above, Kate Spade filed and delivered the Recommendation Statement to its stockholders, which defendants knew or recklessly disregarded contained material omissions and misstatements as set forth above.

59.           Defendants  violated § 14(e)  of  the  Exchange  Act  by  issuing  the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in connection with the tender offer commenced in conjunction with the Proposed Transaction.  Defendants knew or recklessly disregarded that the Recommendation Statement failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

60.           The Recommendation Statement was prepared, reviewed and/or disseminated by  defendants. It  misrepresented  and/or  omitted  material  facts,  including  material information about the consideration offered to stockholders via the tender offer, the intrinsic value of the Company, and potential conflicts of interest faced by certain Individual Defendants.

61.           In so doing, defendants made untrue statements of material facts and omitted material facts necessary to make the statements that were made not misleading in violation of § 14(e) of the Exchange Act.  By virtue of their positions within the Company and/or roles in the process and in the preparation of the Recommendation Statement, defendants were aware  of  this  information  and  their  obligation  to  disclose  this  information  in  the Recommendation Statement.

62.           The   omissions and incomplete and misleading statements in the Recommendation Statement are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal.  In addition, a reasonable investor would view the information identified above which has been omitted from the Recommendation Statement as altering the “total mix” of information made available to stockholders.

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63.           Defendants knowingly or with deliberate recklessness omitted the material information  identified  above  from  the  Recommendation  Statement,  causing  certain statements therein to be materially incomplete and therefore misleading.  Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

64.           The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT II
Claims Against All Defendants for Violations of § 14(d)(4) of the
Securities Exchange Act of 1934 and SEC Rule 14d-9 (17 C.F.R. § 240.14d-9)

65.           Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

66.           Defendants have caused the Recommendation Statement to be issued with the intention of soliciting stockholder support of the Proposed Transaction.

67.           Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

68.           The Recommendation Statement violates § 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which render the Recommendation Statement false and/or misleading.

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69.          Defendants knowingly or with deliberate recklessness omitted the material information  identified  above  from  the  Recommendation  Statement,  causing  certain statements therein to be materially incomplete and therefore misleading.  Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

70.           The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

71.           The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT III
Against the Individual Defendants for
Violations of § 20(a) of the 1934 Act

72.           Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

73.           The Individual Defendants acted as controlling persons of Kate Spade within the meaning of Section 20(a) of the 1934 Act as alleged herein.  By virtue of their positions as officers and/or directors of Kate Spade and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Recommendation Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

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74.           Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

75.           In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same.  The Recommendation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed  Transaction.    They  were  thus  directly  involved  in  the  making  of  the Recommendation Statement.

76.           By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the 1934 Act.

77.           As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(d) of the 1934 Act and Rule 14d-9, by their acts and omissions as alleged herein.  By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act.  As a direct and proximate result of defendants’ conduct, Plaintiff is threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A)          declaring this action to be a class action and certifying Plaintiff as the Class representatives and her counsel as Class counsel;

(B)           declaring that the Recommendation Statement is materially false or misleading;

(C)           enjoining, preliminarily and permanently, the Proposed Transaction;

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(D)          in the event that the transaction is consummated before the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(E)           directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(F)           awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(G)           granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: June 2, 2017	Respectfully submitted,

By: /s/ Michael Ershowsky
Michael Ershowsky
LEVI & KORSINSKY LLP
30 Broad Street, 24th Floor
New York, NY 10004
Tel: (212) 363-7500
Fax: (212) 363-7171
Email: mershowsky@zlk.com

Attorneys for Plaintiff
OF COUNSEL:

LEVI & KORSINSKY, LLP
Donald J. Enright (to be admitted pro hac vice)
Elizabeth K. Tripodi (to be admitted pro hac vice)
1101 30th Street, N.W., Suite 115
Washington, DC 20007
Tel: (202) 524-4290
Fax: (202) 337-1567
Email: denright@zlk.com
etripodi@zlk.com

Attorneys for Plaintiff